UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89621T108

(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler Adelman & Robbins LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

The following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, as amended by Amendment No. 1 filed with the SEC on August 31, 2021, by Amendment No. 2 filed with the SEC on September 13, 2021, by Amendment No. 3 filed with the SEC on January 6, 2022, by Amendment No. 4 filed with the SEC on May 25, 2022 and by Amendment No. 5 filed with the SEC on March 17, 2023.  Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG.

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule is hereby amended by deleting the existing text thereof and inserting the following text in its stead:

“Item 3 is incorporated by reference into this Item 4. Depending on market conditions and other factors, the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer in the open market, or by private agreement or otherwise.

On November 10, 2023, SG informed the Board of Directors of the Issuer (the “Board”) that SG is prepared to negotiate with the Issuer a transaction in which SG would acquire all of the issued Common Shares of the Issuer that SG does not already own in order to facilitate the distribution of the Issuer’s remaining cash and reduce the cost of operating the Issuer. SG would not seek to profit from this transaction but rather seeks to eliminate the costs of continuing to operate the Issuer as a public reporting company through the date of its final dissolution (currently estimated to be 2028) in order to maximize the amount of the remaining cash of the Issuer that would be available for distribution to its shareholders. SG would expect that following the transaction the Issuer would have sufficient funds to cover both expenses that it expects to incur through dissolution and a reserve for the Issuer’s liabilities. On November 13, 2023 SG issued a press release announcing the communication with the Board described above. The press release is furnished as Exhibit 9 hereto and incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Persons have no plan or proposals that relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.”

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as an Exhibit thereto:

“9. Press Release dated November 13, 2023.”

Page 2 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023

SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Manager

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

Page 3 of 3 Pages